CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Regulation A Offering Circular on Form 1-A, as amended, of Jamestown Invest 1, LLC and Subsidiaries of our report dated June 11, 2020, relating to the statement of revenues and certain operating expenses of JT Invest 1 Dairies, LLC for the year ended December 31, 2019 and of our report dated April 28, 2020, relating to the consolidated financial statements of Jamestown Invest 1, LLC and Subsidiaries as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and the period August 3, 2018 (inception) to December 31, 2018.
We also consent to the reference of our firm under the heading “Experts” in such Offering Circular on Form 1-A, as amended.
/s/ Moore, Colson & Company, P.C.
Atlanta, Georgia
June 12, 2020